

May 12, 2022

Josh Bayliss
Chief Executive Officer
Virgin Group Acquisition Corp. II
65 Bleecker Street
6th Floor
New York, NY 10012

> **Re: Virgin Group Acquisition Corp. II**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 10, 2022**
> **File No. 333-262200**

Dear Mr. Bayliss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed on May 10, 2022

Background of the Business Combination, page 105

1.   We note your response to comment 1 and your revised disclosure. Please further revise your disclosure to clarify how the proposed terms of the backstop financing changed during the negotiations. For example, we note your disclosure in the second-to-last paragraph on page 116 that in late February and early March the parties discussed the desired size and timing of the backstop financing, including the timing of the investment, the impact on the investment of different levels of redemptions by VGAC II shareholders, and the investor protections required a condition to to the financing. Please expand your disclosure so that investors may better understand the deal points that were significant to

the respective parties, how the terms of the agreement evolved during negotiations, and why the parties chose this particular deal structure.

Unaudited Pro Forma Combined Financial Information
Expected Accounting Treatment of the Business Combination, page 194

2. You state that the Backstop Warrants may be equity or liability classified based upon the final terms and that they are assumed to be equity-classified in the pro forma balance sheet. Please disclose an estimate of the impact that liability classification would have on your pro forma balance sheet for each of the scenarios provided.

Equity Awards, page 286

3. We note your added language in the second-to-last paragraph on page 287. Please revise to provide clarifying disclosure about the operation of the proposed option exchange, including how you will determine which options will be exchanged and the terms of the securities to be issued in the exchange.

You may contact Patrick Kuhn at (202) 551-3308 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services